Mail Stop 3561

September 4, 2009

Mr. David R. Jaffe
Chief Executive Officer
The Dress Barn, Inc.
30 Dunnigan Drive
Suffern, New York 10901

> **Re:** **The Dress Barn, Inc.,**
> **Form S-4**
> **Filed August 11, 2009**
> **File No. 333-161267**

Dear Mr. Jaffe:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1

1.   With a view to disclosure, please advise us whether Limited Brands' consent to the change of control of Tween Brands is expected to occur prior to the effectiveness of this registration statement. Also, advise us of the consequences of a failure to receive Limited Brands' consent and how that may affect the combined company going forward.

Solicitation of Proxies, page 39

2.   We note that Tween Brands may supplement the solicitation of proxies by mail,
        by solicitation by telephone and "other means of communication." Please revise
        to clarify the nature of the "other means." Also please confirm your
        understanding that all written soliciting materials, including any scripts used in
        soliciting proxies over the telephone, e-mail correspondence and information
        posted on the Internet, must be filed under the cover of Schedule 14A. See Rule
        14a-6(b) and (c).

The Merger, page 41

Background of the Merger, page 41

3.   Please revise page 41 to provide a more detailed description of the "recent
        acquisition proposals in the retail industry" discussed by Mr. Jaffe and Ms.
        Eveillard on October 12, 2008.

4.   On page 59, you disclosed you paid Peter J. Solomon Company $650,000 in
        connection with its assistance in amending the credit facility. However, on page
        42 it appears that PJSC was hired for assistance with the credit facility and
        "related strategic matters" in November 2008. Please revise to clarify the "related
        strategic matters" and whether PJSC was compensated for this work under the $3
        million fee arrangement described on page 58, the $650,000 fee arrangement, or
        otherwise.

5.   Please revise the last paragraph on page 42 to further clarify the reasons for the
        board's belief that it would not be in the best interests of Tween Brands and its
        stockholders to seek a minority investment. It is unclear what factors regarding
        its stock price, cash position, and amended credit agreement were relevant and
        how those factors affected the decision to not pursue a minority investment.

6.   Please provide more detail on the substance of the discussions or information
        conveyed in various meetings. For example, please clarify the "non-public
        information" shared by the parties on March 19, 2009, the "various financial
        analyses" provided to Tween Brands by Solomon on June 3, 2009, and "financial
        and business diligence matters" discussed on June 16, 17, 18, and 24, 2009. As
        another non-exclusive example, you reference in the last paragraph on page 42
        "the terms then under discussion" but you do not identify or explain what material
        terms were under discussion or how those had changed, if at all, since the
        previous discussion.

7.   Similarly, please revise to identify the "open matters relating to the merger agreement" and "open points for negotiation" that were discussed on June 19 and 22, 2009.

8.   Please briefly describe the "potential synergies" referenced on page 43. Similarly revise to clarify the synergies referenced in the last paragraph on page 57.

9.   With a view to disclosure, advise us if the upper end of the per share price range communicated to Tween Brands by Party A corresponds to a significantly larger value for the company compared to the .47 conversion formula.

Recommendations of the Board of Directors of Tween Brands; Tween Brands' and Reasons for the Merger, page 47

10.   Please disclose the extent to which Party A's earlier indication that a cash offer of $7.75 to $8.25 per share was forthcoming factored into the Tween Brands' board's consideration of Dress Barns' .47 fixed exchange ratio (approximately valued at $6.22 per share on June 24, 2009) and the merger agreement.

11.   We note the reference on page 41 to Tween Brands' strategy of converting to a one store brand. To the extent material, please disclose the role Tween Brands' implementation of its strategy played in its decision to recommend the merger with Dress Barn. Similarly, please address Tween Brands' renewal of its licensing agreement with Limited Brands and the change of control provisions that would apply upon the effectiveness of the merger.

12.   Similarly, please revise to clarify the impact Tween Brands' efforts to renegotiate its credit agreement had on the board's decision.

13.   We note the references to analyses and presentations to the board of directors, including the "preliminary analysis for the board of directors" on page 44 and "an updated analysis of the Dress Barn offer, revised to reflect a 0.47 fixed exchange ratio" on page 45. Information about any reports, opinions or appraisals that are materially related to the merger and referred to in the registration statement is required to be disclosed in the registration statement and filed as an exhibit. Items 4(b) and 21(c) of Form S-4. Please consider the need to provide additional disclosures about any such report, opinion or appraisal and provide us a copy for our review.

Projected Financial Information, page 49

14.   Please revise to provide a more detailed description of the "numerous estimates and assumptions" by management that underlie the projections on page 50. Disclose the bases for and the nature of the material assumptions underlying the projections.

Fairness Opinion of Peter J. Solomon Company, page 50

15.   Please revise this section to summarize the "numerous assumptions made by management," as described on page 58, used by Solomon in its fairness opinion.

Interests of Certain Persons in the Merger, page 59

16.   Please revise to quantify the total value of the options whose vesting will be accelerated in connection with the merger.

Material U.S. Federal Tax Consequences, page 66

17.   If you intend for this tax discussion to constitute counsel's opinion, please revise to clearly state that the discussion that follows is counsel's opinion as to federal income tax consequences. Alternatively, please advise whether exhibits 8.1 and 8.2 to be filed will be long form tax opinions.

The Merger Agreement, page 69

18.   Please remove the statement that this section is qualified in its entirety by reference to the text of the merger agreement. If any part of the description is materially incomplete or inaccurate, please revise accordingly.

19.   We note your disclaimer in the third full paragraph on page 70 that investors should not rely on the representations and warranties in the merger agreement as accurate, complete, or a characterization of actual facts and that "no person should rely on the representations and warranties as statements of factual information." You also state that the representations and warranties are subject to a "contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk" among the parties "rather than establishing matters as facts." General disclaimers regarding the accuracy and completeness of disclosure, or investor use of that information, are not sufficient when the company is aware of material contradictory information, and additional disclosure by the company is appropriate in such circumstances. If you retain

disclaimer language, please revise the disclaimer to include a clear statement of your disclosure responsibilities with regard to material contradictory information.

20.   In this regard, statements that investors should not rely on the representations and warranties appear to assert that the merger agreement filed as an exhibit is not a disclosure document and may not be relied upon. The fact that a required exhibit, such as a material contract, is not prepared as a disclosure document does not mean that the exhibit does not constitute disclosure to investors. See Release No. 34-51283. Please delete such statements.

21.   Cautionary language should be limited to statements of fact. However, much of the disclaimer on page 70 contains statements of speculation; in effect, that the representations and warranties in the agreements included as exhibits:

- Should not be viewed to provide any factual information—but you will not tell investors what factual information, if any, is the exception;

- Are subject to qualifications and limitations by the respective parties, including exceptions and other information that are not necessarily reflected in the filed agreement—but you will not tell investors which representations or warranties, if any, have been so qualified, limited or excepted;

- May apply a standard of materiality in a way different from what may be viewed as material to investors—but you will not tell investors which, if any, different way; and

- May have changed after the date of the merger agreement—but you will not tell investors what, if anything, has changed.

The intent and the effect of this language is to undermine and to put into question the interpretation and reliability of a document that the commission has required you to file as an exhibit to your registration statement. Either specifically identify which representations and warranties are subject to this language or delete this language.

22.   We note the disclosure on page 80 regarding the ability of the parties to "waive compliance by the other party with any of the agreements or conditions contained in the merger agreement." Please disclose whether it is Dress Barn's intent to resolicit stockholder approval of the merger if either party waives material conditions. We believe that resolicitation is generally required when companies waive material conditions to a merger.

23.   Also, based on the lists on pages 76 and 77, it appears that receipt of either tax opinion is waivable. If the tax opinion condition is waivable, please confirm that Dress Barn will recirculate and resolicit if there is a material change in tax consequences and the condition is waived, or advise us why you believe it is not necessary to do so. Please note also our position that the executed tax opinions must still be filed prior to effectiveness, regardless of your undertaking to recirculate and resolicit.

Item 21. Exhibits, page II-1

24.   Please file all of your outstanding exhibits, including your tax opinions, with your next amendment, so we have sufficient time to review them before the effectiveness of your registration statement. We may have further comments after we review these documents.

25.   We note the statement on page 70 that the representations and warranties are "modified in important part by the underlying disclosure schedules which are not filed publicly." Please revise your Exhibit 2.1, Agreement and Plan of Merger, dated June 24, 2009, to provide a list that briefly identifies the contents of all omitted schedules and exhibits, as required by Item 601(b)(2) of Regulation S-K. We may have further comment.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and Securities Exchange Act of 1934 that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Edwin S. Kim at (202) 551-3297 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Steven L. Kirshenbaum, Esq.
        Fax: (212) 969-2900